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                              April 27, 2020

       Alane Barnes
       Senior Vice President and Chief Legal Officer
       BioCryst Pharmaceuticals, Inc.
       4505 Emperor Boulevard, Suite 200
       Durham, North Carolina 27703

                                                        Re: BioCryst
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed April 24,
2020
                                                            File No. 333-237820

       Dear Ms. Barnes:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-3

       Risk Factors, page 2

   1. We note your disclosure on page 6 regarding the exclusive forum provision in your bylaws. Please include
a risk factor on this exclusive forum provision that discusses the risks and implications
of the provision. In addition to any other material risks, please discuss any potential
costs, unfavorable rulings, or uncertainty with regard to
                                                        enforcement. In this
regard, please refer to our comment below.
       Descriptio of Common Stock, Preferred Stock and Depositary Shares, page
6

   2. We note that your forum selection provision discussed in your disclosure here and in
                                                        Article 8 of your
bylaws identifies the Court of Chancery of the State of Delaware as the
                                                        exclusive forum for
certain litigation, including any "derivative action." Please disclose
 Alane Barnes
BioCryst Pharmaceuticals, Inc.
April 27, 2020
Page 2
         whether this provision applies to actions arising under the Exchange Act and the
         Securities Act. We note in this regard that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules or regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the
         Exchange Act. If you intend for this provision to apply to the Securities Act, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Courtney Lindsay at (202) 551-7237 or Celeste Murphy at
(202) 551-3257
with any other questions.



FirstName LastNameAlane Barnes                                  Sincerely,
Comapany NameBioCryst Pharmaceuticals, Inc.
                                                                Division of
Corporation Finance
April 27, 2020 Page 2                                           Office of Life
Sciences
FirstName LastName